UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NeoPhotonics Corporation

(Name of Issuer)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

64051T100

(CUSIP Number)

Open Joint Stock Company “RUSNANO”

Prospect 60-letiya Oktyabrya 10a

117036 Moscow

Russian Federation

+7 (495) 988-5388

With a copy to:

Nathaniel P. Gallon

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051T100	13D

(1)	NAMES OF REPORTING PERSONS Open Joint Stock Company “RUSNANO”
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,972,905 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 4,972,905 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,972,905 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculated based on an aggregate of 29,849,873 shares of common stock, par value $0.0025 per share, which is comprised of (i) 24,876,968 shares outstanding as of April 13, 2012, as reported in the Definitive Proxy Statement of NeoPhotonics Corporation filed with the Securities and Exchange Commission on April 24, 2012, and (ii) 4,972,906 newly-issued shares purchased by the reporting person on April 27, 2012.

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.0025 per share (the “Common Stock”), of NeoPhotonics Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2911 Zanker Road, San Jose, CA 95134.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by Open Joint Stock Company “RUSNANO,” having Principal State Registration Number 1117799004333 (the “Reporting Person”).

Schedule A to this Statement, which is incorporated herein by reference, sets forth the name of each director and executive officer of the Reporting Person (collectively, the “Schedule A Persons”).

(b)	Residence or Business Address

The address of the principal business and principal office of the Reporting Person is Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation.

The business address of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of the Reporting Person is financing innovative nanotechnology projects.

The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(d)	Criminal Convictions

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Reporting Person is an open joint stock company organized under the laws of the Russian Federation. The Russian Federation owns 100% of the Reporting Person.

The citizenship of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

As further described in Item 5, on April 27, 2012, the Issuer and the Reporting Person entered into a Share Purchase Agreement (the “Purchase Agreement”) pursuant to which the Reporting Person purchased 4,972,905 newly-issued shares of Common Stock from the Issuer for $39,783,240 in cash. The Reporting Person obtained the amounts required for such purchase from its working capital.

Item 4. Purpose of Transaction.

The Reporting Person purchased the shares of Common Stock for investment purposes.

From time to time, the Reporting Person may formulate plans or proposals for, hold discussions with the Issuer’s Board of Directors, management, stockholders and other parties about, and reserves the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or that would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Other than as set forth in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule A Persons has any present plans or proposals that relate to any of the foregoing.

The Reporting Person intends to continuously review its investment in the Issuer and may in the future determine to (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise; (ii) dispose of all or a portion of the securities of the Issuer that it owns; or (iii) take any other available course of action, which could involve one or more of the actions or have one or more of the results described in the preceding paragraph. Notwithstanding anything to the contrary in this Statement, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters at any time. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Person; (iv) developments with respect to the business of the Reporting Person; (v) changes in law and government regulations; (vi) general economic, industry and stock market conditions, including the market price of the shares of Common Stock; and (vii) the Issuer’s compliance with the terms and conditions of the Rights Agreement (as defined below).

On April 27, 2012, pursuant to the terms of the Rights Agreement, the Issuer’s Board of Directors appointed Sergey Polikarpov as a director of the Issuer. Mr. Polikarpov is employed by the Reporting Person as a Managing Director and will serve as the Reporting Person’s designee on the Issuer’s Board of Directors. Mr. Polikarpov will serve as a Class I director with a term initially expiring at the Issuer’s 2014 Annual Meeting of Stockholders or until such time as his successor is duly elected and qualified, or until the earlier of his death, resignation or removal. Pursuant to the Issuer’s Non-Employee Director Compensation Policy, effective upon his appointment to the Issuer’s Board of Directors, Mr. Polikarpov received an initial option grant to purchase 22,271 shares of Common Stock at an exercise price of $4.49 per share, which price was the fair market value of a share of Common Stock on the date of such grant. Subject to Mr. Polikarpov’s continued service on the Issuer’s Board of Directors, this option grant will vest ratably over 48 months.

Item 5. Interest in Securities of the Issuer.

(a) and (b) This Statement relates to 4,972,905 shares of Common Stock, constituting approximately 16.7% of the outstanding Common Stock. Such percentage is calculated based on an aggregate of 29,849,873 shares of Common Stock, which is comprised of (i) 24,876,968 shares outstanding as of April 13, 2012, as reported in the Definitive Proxy Statement of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2012, and (ii) 4,972,906 newly-issued shares purchased by the Reporting Person on April 27, 2012. The Reporting Person owns all such shares both beneficially and as direct owner, and, subject to the terms of the Lock-Up Agreement (as defined below), has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such shares.

To the knowledge of the Reporting Person, none of the Schedule A Persons is the beneficial owner of any shares of Common Stock.

(c) Other than as disclosed in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule A Persons has effected any transactions in the shares of Common Stock in the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 27, 2012, the Issuer and the Reporting Person entered into the Purchase Agreement, the Rights Agreement and the Lock-Up Agreement. The following is a summary of the material terms of the Purchase Agreement, the Rights Agreement and the Lock-Up Agreement.

Purchase Agreement

Pursuant to the Purchase Agreement, on April 27, 2012, the Reporting Person purchased 4,972,905 newly-issued shares of Common Stock from the Issuer at a purchase price of $8.00 per share for $39,783,240 in cash (the “Private Placement”). The closing of the Private Placement occurred on April 27, 2012. The Purchase Agreement includes representations, warranties and covenants customary for a transaction of this type. No underwriting discounts or commissions were paid in this transaction.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Rights Agreement

In connection with the Private Placement, on April 27, 2012, the Issuer and the Reporting Person entered into a Rights Agreement (the “Rights Agreement”). Pursuant to the Rights Agreement, and

subject to the terms and conditions therein, the Issuer has agreed to, among other matters: (i) file one or more registration statements covering the resale of shares of Common Stock held by the Reporting Person prior to the expiration of the Lock-Up Agreement (the “Filing Date”) between the Issuer and the Reporting Person (as described below); (ii) grant piggyback registration rights to the Reporting Person for shares of Common Stock held by the Reporting Person following the Filing Date in the event the Issuer proposes to register shares in an underwritten offering; (iii) grant the Reporting Person the right to designate one nominee for the Issuer’s Board of Directors; (iv) grant the Reporting Person a right of first offer to purchase its pro rata share of all equity securities (subject to customary exceptions set forth in the Rights Agreement) that the Issuer may propose to sell and issue after the date of the Rights Agreement; and (v) use at least $30,000,000 of the proceeds from the Private Placement to establish a wholly-owned subsidiary and facility in the Russian Federation for the manufacturing of certain of the Issuer’s products (the “Performance Covenant”). The Rights Agreement also provides that, in the event that the Issuer fails to perform certain covenants set forth therein by July 31, 2014 (subject to extension to March 31, 2015, as set forth in the Rights Agreement), including and related to the Performance Covenant, the Issuer will pay the Reporting Person a cash amount equal to $5,000,000 (the “Penalty Payment”). The Penalty Payment constitutes the sole and exclusive remedy for damages and monetary relief available to the Reporting Person as a result of the Issuer’s breach of these specific covenants, subject to the exceptions set forth therein.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Lock-Up Agreement

In connection with the Private Placement, on April 27, 2012, the Issuer and the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that the Reporting Person will not, for a period of two years from the closing of the Private Placement, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of or enter into any transaction or device which is designed to, or would reasonably be expected to, result in the disposition by the Reporting Person at any time in the future of any shares of Common Stock or securities convertible into or exchangeable for Common Stock of the Issuer or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock of the Issuer. The Lock-Up Agreement will automatically terminate prior to the two-year period upon the earlier to occur, if any, of: (i) the date on which a third party, together with its affiliates (collectively, a “Major Investor”), acquires a number of shares of Common Stock and/or securities of the Issuer convertible into or exchangeable for Common Stock such that such Major Investor’s beneficial ownership percentage of the Issuer’s outstanding shares of Common Stock is equal to or greater than 25%; (ii) the closing of the sale of all or substantially all of the Issuer’s assets; (iii) the closing of a merger, consolidation or similar transaction involving the Issuer unless immediately following the consummation of such transaction the stockholders of the Issuer immediately prior to the consummation of such transaction continue to hold more than 50% of all of the outstanding Common Stock or other securities entitled to vote for the election of directors of the surviving or resulting entity in such transaction; and (iv) the date on which any person or entity or “group” (as such term is used in Section 13 of the Securities Exchange Act of 1934, as amended), directly or indirectly, beneficially owns 50% or more of the total outstanding voting power of the Issuer’s capital stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 4 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Power of Attorney.

2	Share Purchase Agreement, dated as of April 27, 2012, by and between NeoPhotonics Corporation and Open Joint Stock Company “RUSNANO” (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2012).

3	Rights Agreement, dated as of April 27, 2012, by and between NeoPhotonics Corporation and Open Joint Stock Company “RUSNANO” (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2012).

4	Lock-Up Agreement, dated as of April 27, 2012, by and between NeoPhotonics Corporation and Open Joint Stock Company “RUSNANO” (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2012

OPEN JOINT STOCK COMPANY “RUSNANO”

By:	/s/ Christopher P. McCaskill
Name: Christopher P. McCaskill
Title: Attorney-in-fact

Schedule A

Directors and Executive Officers of Open Joint Stock Company “RUSNANO”

The name and present principal occupation or employment of each director and executive officer of Open Joint Stock Company “RUSNANO” are set forth below. The business address for each person listed below is c/o Open Joint Stock Company “RUSNANO,” Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation. All such directors and executive officers are citizens of the Russian Federation.

Name	Principal Occupation or Employment
Anatoly Borisovich Chubais	Chairman of the Executive Board, member of the Board of Directors and Chief Executive Officer of Open Joint Stock Company “RUSNANO”

Vladislav Nikolaevich Putilin	Chairman of the Board of Directors of Open Joint Stock Company “RUSNANO”

Vladimir Alexandrovich Dmitriev	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Chairman of the Executive Board of State Corporation “The Bank for Development and Foreign Economic Affairs (Vnesheconombank)”

Sergey Vladilenovich Kireenko	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and General Director of State Atomic Energy Corporation ROSATOM

Nikolay Vasilievich Klimashin	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Assistant to the Secretary of the Security Council of the Russian Federation

Mikhail Valentinovich Kovalchuk	Member of the Board of Directors of Open Joint Stock Company “RUSNANO,” Director of Shubnikiv Institut of Crystallograhy, Russian Academy of Sciences, Director of National Research Centre “Kurchatov Institute”, and Chief Editor of “Kristallografiya” magazine of the Russian Academy of Sciences

Mikhail Aslanovich Pogosyan	Member of the Board of Directors of Open Joint Stock Company “RUSNANO,” General Director of Sukhoi Aviation Holding Company (JSC), and President of Joint Stock Company “United Aircraft Corporation”

Mikhail Dmitrievich Prokhorov	Member of the Board of Directors of Open Joint Stock Company “RUSNANO,” President of ONEXIM Group LLC, General Director of OJSC Polyus Gold, General Director of CJSC Polyus, President of All-Russian noncommercial sports governing association “ Russian Biathlon Union”, and Member of the Executive Board Committee and Chairman of the committee for employment market and personnel strategies of Russian Union of Industrialists and Entrepreneurs

Igor Rubenovich Agamirzyan	Member of the Board of Directors of Open Joint Stock Company “RUSNANO”, General Director of Russian Venture Company (Open Joint Stock Company), Director of General Partner of Russian Venture Capital I LP, and Director of General Partner of Russian Venture Capital I LP

Sergey Viktorovich Chemezov	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and General Director of State Corporation “Rostekhnologii”

Alexey Anatolievich Beltyukov	Member of the Board of Directors of Open Joint Stock Company “RUSNANO” and Vice President of Fund for Development of the Centre for Elaboration and Commercialization of New Technologies

Oleg Vladimirovich Kiselev	Member of the Executive Board and Deputy Chief Executive Officer of Open Joint Stock Company “RUSNANO”

Yakov Moiseevich Urinson	Member of the Executive Board and Deputy Chief Executive Officer of Open Joint Stock Company “RUSNANO”

Andrey Gennadievich Svinarenko	Member of the Executive Board and Deputy Chief Executive Officer of Open Joint Stock Company “RUSNANO”

Andrey Vladislavovich Trapeznikov	Member of the Executive Board and Director for External Relations of Open Joint Stock Company “RUSNANO”

Sergey Vladimirovich Kolyuzhnyi	Member of the Executive Board and Director of the Scientific and Technological Expertise Department of Open Joint Stock Company “RUSNANO”

Yuriy Arkadievich Udaltsov	Member of the Executive Board of and Director for Innovative Development of Open Joint Stock Company “RUSNANO”

EXHIBIT INDEX

Exhibit Number	Description

1	Power of Attorney.

2	Share Purchase Agreement, dated as of April 27, 2012, by and between NeoPhotonics Corporation and Open Joint Stock Company “RUSNANO” (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2012).

3	Rights Agreement, dated as of April 27, 2012, by and between NeoPhotonics Corporation and Open Joint Stock Company “RUSNANO” (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2012).

4	Lock-Up Agreement, dated as of April 27, 2012, by and between NeoPhotonics Corporation and Open Joint Stock Company “RUSNANO” (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2012).